Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

August 26, 2015

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. DiAngelo Fettig:

The purpose of this letter is to respond to the comments you provided to officers of the Trust on June 29, 2015 regarding the review of the most recent annual report (each a “Report” and collectively, the “Reports”) and other filings for the following series of the Trust (each a “Fund” and collectively, the “Funds”) as of the dates noted below:

Fund Name	Fiscal Year End	N-CSR filing date
Port Street Quality Growth Fund	3/31/2015	6/3/2015
Great Lakes Bond Fund	3/31/2015	6/5/2015
Great Lakes Disciplined Equity Fund	3/31/2015	6/5/2015
Great Lakes Large Cap Value Fund	3/31/2015	6/5/2015
Great Lakes Small Cap Opportunity Fund	3/31/2015	6/5/2015
Muhlenkamp Fund	12/31/2014	3/6/2015
Consilium Emerging Markets Small Cap Fund	11/30/2014	2/6/2015
New Path Tactical Allocation Fund	10/31/2014	1/8/2015
Tortoise North America Energy Independence Fund	11/30/2014	2/6/2015
Tortoise Select Opportunity Fund	11/30/2014	2/6/2015
Tortoise MLP & Pipeline Fund	11/30/2014	2/6/2015
Tortoise VIP MLP & Pipeline Fund	11/30/2014	2/6/2015

In connection with this response to U.S. Securities and Exchange Commission (“SEC”) staff comments, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff about Trust filings, the staff has not passed on the accuracy or adequacy of the disclosure made therein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made therein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Reports.

N-SAR Filings

1.
With respect to the Form N-SAR annual report for registered investment companies filed on January 29, 2015 for the Tortoise MLP & Pipeline Fund, Tortoise North American Energy Independence Fund, Tortoise Select Opportunity Fund, Tortoise VIP MLP & Pipeline Portfolio and Consilium Emerging Market Small Cap Fund, it did not contain the auditors’ conformed signatures in response to sub-item 77B.  Please make an amended filing that includes the auditors’ conformed signatures in these exhibits.

The Trust filed an amended Form NSAR-B via Edgar on July 29, 2015 (Acc-no: 0001325358-15-000692), which includes the conformed signature for each auditor in response to sub-item 77B .

Financial Statements

Shareholder Letters

2.
The Muhlenkamp Fund invested in derivatives during the year; however, there was no discussion of the effect of investing in derivatives in management’s discussion of the Fund’s performance (“MDFP”).  Please refer to the July 30, 2010 letter to the ICI entitled “Derivatives-Related Disclosures by Investment Companies”.

The Trust responds that although the Fund invested in options (the only derivatives in which the Fund invested), it was on a limited, non-principal basis.  As such, the Fund’s use of derivatives did not materially affect the Fund’s performance.  The Trust undertakes to include such disclosure, in the event the Fund’s use of derivatives becomes material, in future Report MDFPs.

3.	The Consilium Emerging Market Small Cap Fund discloses the MSCI Emerging Markets Small Cap Index Net TR in its shareholder letter. Please explain the meaning of “Net” for this index.

The Trust responds that the Fund’s primary benchmark is the MSCI Emerging Markets Small Cap Index.  The reference to “Net TR” at the end of the index’s name in the second paragraph of the letter was unintended.  The MSCI Indices’ methodology is uniform across their indices, and MSCI index net total returns approximate the minimum possible reinvestment of regular cash distributions.  The customary reference to the index would not include “Net TR” at the end of the index name, and going forward the reference will simply be to the “MSCI Emerging Markets Small Cap Index”.

4.
The “Fund information at November 30, 2014” section of each Tortoise Fund’s MDFP discloses the net expense ratio from the March 30, 2014 prospectus.  Please clarify in future Reports the date of the expense ratios used in this section.  You may also wish to refer shareholders to the financial highlights within the Report for a more recent expense ratio.

The Trust undertakes to include such clarifying disclosure in future Reports.

5.
The “Total Returns” shaded box under the “Performance Discussion” section of the Tortoise MLP & Pipeline Fund’s MDFP discloses gross expense ratios that do not match the fees and expenses table from the March 30, 2014 prospectus, which includes recaptured fees and expenses.  Going forward, please use the appropriate gross expense ratios.

The Trust will use the gross expense ratios from the most recent prospectus, with any necessary footnotes, in future Reports.

Schedule of Investments

6.	Certain Funds invest excess cash in money market funds with multiple share classes without disclosing the specific share class held. In such a case, please disclose the share class held.

In the event that a Fund invests in a money market fund with multiple share classes, the Trust undertakes to disclose the specific class of shares held in future Reports.

7.
The Port Street Quality Growth Fund held 42.8% of Fund assets in short-term investments (money market fund) as of the end of the fiscal year.  Please explain how the Fund is meeting its investment objective and strategy with these types of investments.

The Trust responds that the Fund has had cash investments between 40-50% of Fund assets since its launch.  This has been a conscious decision on the part of the Adviser, who believes that market valuations are too high in general and there are limited appropriate buying opportunities.  The Adviser has reported to the Trust’s Board that the Fund’s Sub-Adviser is very disciplined and will hold high levels of cash for significant periods if it does not see appropriate investment opportunities.  The Fund’s Adviser addresses the high cash position and resulting drag on performance in the MDFP for the March 31, 2015 annual report.

Additionally, the Fund’s prospectus discloses that “At the discretion of the Adviser and/or Sub-Adviser, the Fund may invest up to 100% of its assets in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic or political conditions, which may result in the Fund not achieving its investment objective.”

8.
The prospectus for the Consilium Emerging Market Small Cap Fund indicates that “Participation notes are issued or backed by banks and/or broker-dealers and structured as debt obligations,…”.  Because these participation notes are structured as debt, should the Schedule of Investments include the applicable interest rates associated with participation notes?

The Trust responds that participation notes (“PN”) really act as equity securities, and not debt: (1) the PN positions are shown as “shares”, not “principal” in the Schedule of Investments; (2) the daily market value is based on the market value of the underlying equity security; and (3) any income received is based on a per share amount and is recorded as dividend income (as disclosed in Note 2 in the November 30, 2014 annual report).

Prior to the Fund’s launch, the Fund’s administrator researched other industry examples of funds using Participation Notes and found none that use an interest rate.  Additionally, there is no interest rate shown on Bloomberg’s Description Page for PNs.  The only information listed for PNs is a maturity date.

Accordingly, the Trust respectfully declines to make any changes to its disclosure in the Schedule of Investments for PNs.

Notes to Financial Statements

9.
The Consilium Emerging Market Small Cap Fund note #3 “Participation Notes Risk” paragraph states that “Participation Notes involve transaction costs.”  Please explain the nature of these transaction costs.  Additionally, please confirm if any Participation Notes were considered illiquid as of the end of the reporting period.

The Trust responds that transaction costs include typical broker commissions on transactions.  Commissions are paid on buys and sells of PNs.  This is different from buys and sells of bonds, which are principal transactions.  The Fund’s Adviser tested the PNs and determined that none of the PNs were illiquid at the end of the reporting period.

10.	Please confirm that the Tortoise MLP & Pipeline Fund’s Federal tax information disclosure in note #9 is accurate.

The Trust confirms that the Federal tax information disclosure, which was audited by Ernst & Young, is correct for this Fund.  The difference noted by the Staff consists of the following losses:

Foreign currency translation loss	(11,392)
Deferred passive activity losses on MLP investments	(9,350,331)
(9,361,723)

This adjustment does not affect tax cost, however it does affect tax unrealized gain/loss.  This is not a basis adjustment to the tax cost because it does not specifically adjust each individual tax lot in the MLP investments.  So rather than putting it in the “other accumulated gain (loss)”, Ernst & Young thought it is more appropriate to present it as an “unrealized gain (loss)” since it has not been realized yet for tax purposes.

11.
Does the Muhlenkamp Fund invest in derivatives?  The disclosure in note #2i indicates that “The Fund may use purchased option contracts and written option contracts…to meet its investment objective.”  This disclosure should be more specific.  Please refer to the July 30, 2010 letter from the SEC to the ICI related to derivatives-related disclosures.

The Trust undertakes to disclose with greater specificity in future Reports the derivatives-related information for the Muhlenkamp Fund.

12.	The Great Lakes Disciplined Equity Fund had level 3 assets during the reporting period, but no quantitative information was disclosed. Additionally, was a materiality threshold considered?

The Trust responds that the total market value of the level 3 assets was less than 0.1% of Fund net assets and less than $0.005 (half penny) per share of the Fund’s net asset value, and was thus deemed immaterial.  The Trust will continue to disclose quantitative information related to material level 3 assets in future Reports for the Fund.

13.	For the Great Lakes Funds, please consider adding a column to the aging chart of expenses subject to recapture showing the expense cap ratios applicable to the time periods noted.

The Trust undertakes to include this additional information if the expense cap for a Great Lakes Fund has changed over the prior three year recapture period.

14.	The Auditor’s Opinion for each of the Tortoise Funds is missing the City and State information. Please confirm that this information will be provided in future Reports.

The Trust responds supplementally that the city and state will be included in future Auditor’s Opinions.

15.
The Auditor’s Opinion for the Great Lakes Funds is missing the “Changes in and Disagreements with Accountants” disclosure.  Please include this disclosure in future Reports when applicable, including with shell reorganizations.

The Trust undertakes to include this disclosure in future applicable Reports.

Prospectuses

16.
Please explain why the Muhlenkamp Fund prospectus dated February 27, 2015 restates the Fund’s fees and expenses.  Does the prospectus disclosure agree with what was disclosed in the July 2014 proxy statement?

The Trust responds that the prospectus fees and expenses were restated to reflect the expected Muhlenkamp Fund expense savings for fiscal year 2015 as a series of the Trust.  The fees and expenses disclosed in the July 2014 proxy statement differ by 0.01% from what appears in the prospectus.  It was clearly stated in the proxy statement that “Pro forma expense ratios shown should not be considered an actual representation of future expenses or performance.  Such pro forma expense ratios project anticipated asset and expense levels, but actual ratios may be greater or less than those shown.”  Though the July 2014 proxy statement reflected an expense ratio of 1.20% and the February 2015 prospectus reflects a restated expense ratio of 1.21%, prior to the Fund’s reorganization shareholders experienced a 1.27% expense ratio.

17.	For all Funds that invest in money market funds, other mutual funds, and ETFs, please confirm that Acquired Fund Fees and Expenses (“AFFE”) are taken into consideration.

The Trust responds that AFFE calculations are performed for all Funds in the Trust, and any AFFE are taken into consideration when disclosing a Fund’s fees and expenses.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:           Thomas Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.